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                          UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Form 13F

                      FORM 13F COVER PAGE
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Report for the Calendar Year or Quarter Ended: 09/30/10

Check here if Amendment [ ];   Amendment Number: ___
This Amendment (Check only one.):   [ ] is a restatement
                                     [ ] adds new holdings entries

Institutional Investment Manager Filing this Report:

Name: INTEGRAL CAPITAL MANAGEMENT VIII, LLC
Address: 3000 Sand Hill Road
                Bldg 3, Suite 240
                Menlo Park, CA 94025

Form 13F File Number: 028-12759

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: John A. Powell
Title: Manager
Phone: (650) 233-3506

Signature, Place, and Date of Signing:

/s/ John A. Powell

John A. Powell   Menlo Park, California   November 12, 2010
  Signature   City, State   Date

Report Type (Check only one.):

[X] 13F HOLDINGS REPORT. (Check here if all holdings of this reporting manager
     are reported in this report.)

[ ] 13F NOTICE. (Check here if no holdings reported are in this report, and all
     holdings are reported by other reporting manager(s).)

[ ] 13F COMBINATION REPORT (Check here if a portion of the holdings for this
     reporting manager are reported in this report and a portion are reported by
     other reporting manager(s).)

<PAGE>

FORM 13F SPECIAL ELECTRONIC FILING INSTRUCTIONS Continued

FORM 13F SUMMARY PAGE

List of Other Managers Reporting for this Manager:

I AM SIGNING THIS REPORT AS REQUIRED BY THE SECURITIES EXCHANGE ACT OF 1934.

Report Summary:

Number of Other Included Managers:	-0-
Form 13F Information Table Entry Total:	20
Form 13F Information Table Value Total: (Thousands)	$113,625

List of Other Included Managers:

No.	13F File Number	Name
NONE		

<PAGE>

<TABLE>

INTEGRAL CAPITAL MANAGEMENT VIII, LLC
FORM 13F INFORMATION TABLE
AS OF 09/30/10

<CAPTION>

NAME OF ISSUER	TITLE OF CLASS	CUSIP	VALUE (X$1000)	SHARES/ PRN AMT	SH/ PRN	PUT/ CALL	INVSTMT DSCRETN	OTHER MANAGERS	VOTING AUTHORITY SOLE	SHARED	NONE
<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Akamai Tech Inc.	COM	00971T101	3,513	70,000	SH		Sole		70,000		
Ancestry.com Inc.	COM	032803108	10,015	440,000	SH		Sole		440,000		
Apple Computer	COM	037833100	9,364	33,000	SH		Sole		33,000		
BioMarin Pharmaceutical Inc.	COM	09061G101	559	25,000	SH		Sole		25,000		
Celera Corporation	COM	15100E106	3,370	500,000	SH		Sole		500,000		
Celgene	COM	151020104	5,185	90,000	SH		Sole		90,000		
Comverge, Inc.	COM	205859101	3,144	400,000	SH		Sole		400,000		
Ctrip.com International Ltd.	COM	22943F100	5,969	125,000	SH		Sole		125,000		
Expedia Inc.	COM	30212P105	8,463	300,000	SH		Sole		300,000		
Genomic Health, Inc.	COM	37244C101	3,340	250,000	SH		Sole		250,000		
Gilead Sciences Inc	COM	375558103	5,342	150,000	SH		Sole		150,000		
Google Inc.	COM	38259P508	6,310	12,000	SH		Sole		12,000		
Human Genome	COM	444903108	5,065	170,000	SH		Sole		170,000		
LogMeIn, Inc.	COM	54142L109	5,934	165,000	SH		Sole		165,000		
NeuStar, Inc. Class A Common S	COM	64126X201	5,718	230,000	SH		Sole		230,000		
QUALCOMM Inc.	COM	747525103	5,866	130,000	SH		Sole		130,000		
Research In Motion Limited	COM	760975102	4,869	100,000	SH		Sole		100,000		
Symantec Corporation	COM	871503108	7,585	500,000	SH		Sole		500,000		
Tencent Holdings Ltd.	COM	99A9PY910	8,743	400,000	SH		Sole		400,000		
Teva Pharmaceuticals Industrie	COM	881624209	5,275	100,000	SH		Sole		100,000		

REPORT SUMMARY   20   DATA RECORDS   113,625

</TABLE>